Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Clariant Ltd

Subject Company: Huntsman Corporation

Commission File Number: 001-32427

Clariant in the Media: Correction Published

31 July 2017

Following an article on Clariant’s intended merger with Huntsman which included false statements, Swiss newspaper Handelszeitung was obliged to publish a correction. Read on to learn the facts and how Clariant set the record straight.

31 July 2017

In an article published on July 13, 2017 (not available online), the Swiss newspaper Handelszeitung reported on Clariant’s intention to join forces with Huntsman in a merger of equals. Since this report, written in a sensationalist style, included false statements, the newspaper was obliged to publish a correction in the latest printed issue on July 20, 2017.

The following false statements were corrected:

•                  “Print media editorial offices are offered pre-written articles for use free of charge”
This is incorrect: Clariant has at no time offered an article for publication to any print media. It is Clariant’s policy not to do this.

•                  “Among those who oppose the merger are Anglo-Saxon Clariant investors such as Cymbria, BlackRock, EdgePoint and Citadel.”
 This is incorrect: In fact, we are pleased that many of Clariant’s large investors have indicated that they expect to support the planned merger.

The article contained further inaccurate statements that underline how carelessly the facts for the article were investigated and that require factual rectification:

•                  “Acquisitions failed. Now he [Hariolf Kottmann] is betting on the merger with Huntsman.”
This is incorrect. Every one of the acquisitions announced since Hariolf Kottmann became CEO — well over 20 in total — has been successfully closed, among these the integration of Sued-Chemie.

•                  “Who will pay taxes and where has also not been communicated.”
This is incorrect. We have communicated that Clariant, which is intended to be renamed HuntsmanClariant following the merger and will continue to operate as the top holding company of the merged Clariant and Huntsman businesses, will continue to pay taxes on capital and earnings in Switzerland. HuntsmanClariant will remain domiciled in Muttenz, Switzerland, for tax purposes. Tax revenues in Switzerland will therefore continue. As usual in transactions like the planned merger, at this stage, we cannot answer all questions around future tax payments in a conclusive manner; we will inform the public in due course about our plans.

•                  “Hariolf Kottmann has been getting Clariant into shape since 2012”
This is incorrect. Hariolf Kottmann took office as CEO of Clariant in 2008. He successfully led the transformation of Clariant into a focused and high-performing specialty chemicals company. The planned merger with Huntsman will be another important step in increasing long-term value for all stakeholders.

Clariant is confident that the newspaper will hold to its advertising promise: “Handelszeitung wants to provide readers with orientation and order in their thinking”.

(Links)

HuntsmanClariant Merger Information on InSite

Disclaimer

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended.  Clariant Ltd (“Clariant”) and Huntsman Corporation (“Huntsman”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies and cost savings related to the contemplated transaction, the plans, objectives, expectations and intentions of Clariant, Huntsman or the combined company, the expected timing of the completion of the contemplated transaction and information relating to the proposed initial public offering of ordinary shares of Venator Materials PLC. Such statements are based on the current expectations of the management of Clariant or Huntsman, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Neither Clariant nor Huntsman, nor any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of Huntsman’s stockholders and Clariant’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; ability to refinance existing indebtedness of Clariant or Huntsman in connection with the contemplated transaction; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets, including with respect to the initial public offering of ordinary shares by Venator Materials PLC or financing activities related to the contemplated transaction; and other risks and uncertainties discussed in Huntsman’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” sections of Huntsman’s annual report on Form 10-K for the fiscal year ended December 31, 2016 and the quarterly report on Form 10-Q for the six month period ended June 30, 2017. You can obtain copies of Huntsman’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and neither Clariant nor Huntsman undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Additional Information and Where to Find It

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the contemplated transaction, Clariant intends to file a registration statement on Form F-4 with the SEC that will include the Proxy Statement/Prospectus of Huntsman. The Proxy Statement/Prospectus will also be sent or given to Huntsman stockholders and will contain important information about the contemplated transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CLARIANT, HUNTSMAN, THE CONTEMPLATED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Clariant and Huntsman through the website maintained by the SEC at www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

Huntsman and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Huntsman investors and shareholders in connection with the contemplated transaction. Information about Huntsman’s directors and executive officers is set forth in its proxy statement for its 2017 Annual Meeting of Stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2016. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the Proxy Statement/ Prospectus that Huntsman intends to file with the SEC.